FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Provides Update on Development Programs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE
Micrologix Provides Update on Development Programs

Vancouver, BC, CANADA, October 29, 2002 - Micrologix Biotech Inc. (TSX: MBI) released its quarterly CEO Message, providing an update on its development programs and guidance on expected progress over the next 12 months. Specifically, this includes the following highlights (all dates are on a calendar year basis):

First Quarter 2003
-Initiation of Phase IIb clinical trial for MBI 594AN, for the treatment of acne. This study will be conducted in approximately 10 centers in the US, enrolling 240 patients, with 2 active groups (2.5% and 1.25%) and vehicle alone (placebo). The treatment period will be 12 weeks and the study will be powered for statistical significance at the 80% level.

-Complete enrollment in Phase III trial of MBI 226, for the prevention of CVC-related bloodstream infections. It is expected that approximately 1400 patients will be enrolled in the study.

Third Quarter 2003
-Obtain results of the Phase III study of MBI 226.

Fourth Quarter 2003
-Complete the Phase IIb study of MBI 594AN.

-Complete validation of HCV Replication Assay and seek licensing opportunities from pharmaceutical and biotechnology companies engaged in HCV drug development.

-Identify a lead candidate in the lipopeptide program.

First Half 2004

-Initiate advanced non-clinical studies of lipopeptide product candidate (clinical trials expected to begin in second half of 2004).

-Submit an NDA for MBI 226 with US FDA.

"We have made tremendous progress in transforming Micrologix into a sustainable, successful company for the long term," stated Jim DeMesa, M.D., President & CEO. "We are very proud that we have continuously done what we said we would do over the past year and expect to continue that practice going forward."

In addition to the highlights mentioned above, Dr. DeMesa provided guidance on some of the Company's objectives for the next 12-18 months. These include:
-Obtain a development and commercialization partner for MBI 594AN.
-Establish and advance development plan for MBI 1121, for the treatment of HPV-induced genital warts.
-Establish early-stage corporate research and development collaborations to further leverage the Company's resources and technologies.
-Continue to pursue opportunities to further develop and expand the Company's product pipeline.
-Continue to manage and augment the Company's cash resources aggressively to ensure appropriate capital for ongoing development programs.

Additionally, the Company has initiated activity toward its goal of establishing a presence in the US capital markets. This has begun with the retention of a top-tier US investor relations firm, The Investor Relations Group, Inc. (IRG), based in New York.
IRG, founded by Dian Griesel, Ph.D., represents select publicly traded companies with a unique specialization for assisting those in the small-cap sector. IRG arranges one-on-one meetings for its portfolio companies with pre-qualified money managers handling investment portfolios that range from $10 million to $10 billion+, selected from its proprietary contact base of over 33,000 qualified fund managers who have an investing history in small-cap stocks.

In a recent press release, IRG announced the addition of Jeff Kraws as Co-President and Partner of IRG. Mr. Kraws has been frequently ranked as one of the Top 20 Pharmaceutical Analysts on Wall Street by Institutional Investor and other ranking services that evaluate analyst performance. He was recently awarded his third five-star rating in the last four years from Zacks Investment Research, the highest ranking available from Zacks. Additionally, Mr. Kraws was ranked by Zacks as one of the top five biotechnology analysts on the Street and among the top ten pharmaceutical analysts for stock selection performance. During very difficult market conditions, he has achieved a five-star rating for the second year in a row due to back-to-back excellence in stock performance of his pharmaceutical stock picks. Mr. Kraws was also recently ranked first among all pharmaceutical analysts in the industry for stock performance in 2001 as tabulated by analyst ranking from Starmine.com.

Mr. Kraws commented, "Micrologix appears to be a compelling market opportunity. We look forward to increasing the capital market's awareness of this Company as they advance their development programs and progress toward commercialization."

About Micrologix
Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is toward anti-infective drug development with three product candidates in human clinical studies and earlier-stage candidates in various stages of research, development, and evaluation.

"Jim DeMesa"
James DeMesa, MD
President & CEO

Investor & Media Relations Contacts:
Jonathan Burke
Micrologix Biotech Inc.
Telephone: 604-221-9666 Extension 241
Toll Free: 1-800-665-1968
Email: jburke@mbiotech.com
Gino De Jesus/ Dian Griesel, Ph.D
The Investor Relations Group
Telephone: 212-825-3210
Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to, Micrologix successfully completing the Phase III trial of MBI 226, Micrologix successfully commencing and completing the Phase IIb trial of MBI 594AN, Micrologix successfully advancing the development of MBI 1121, Micrologix successfully completing validation of HCV Replication Assay, Micrologix successfully out-licensing the HCV Replication Assay, Micrologix submitting an NDA for MBI 226, Micrologix successfully identifying a lead candidate and initiating preclinical studies in the lipopeptide program, Micrologix obtaining a development and commercialization partner for MBI 594AN, Micrologix establishing early-stage corporate research and development collaborations, Micrologix acquiring other products to expand its pipeline, and Micrologix having sufficient capital to execute its business plan. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.